Exhibit 4.11

THIRD AMENDMENT
TO THE SECOND RESTATEMENT OF THE
MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

This Third Amendment to the Second Restatement of the Merit Medical Systems, Inc. 401(k) Profit Sharing Plan (the “Plan”) is adopted effective as of October 1, 2010, by Merit Medical Systems, Inc. (the “Employer”) as principal sponsor of the Plan.

WHEREAS, the Employer maintains the Plan for the benefit of its employees and the employees of its participating subsidiaries; and

WHEREAS, the Employer acquired all of the stock of BioSphere Medical, Inc. (“BioSphere”) effective September 10, 2010; and

WHEREAS, by that certain First Amendment to the Second Restatement of the Merit Medical Systems, Inc. 401(k) Profit Sharing Plan the Employer amended the Plan’s definition of “Associated Employer” to include BioSphere, such that the employees of BioSphere could commence participation in the Plan effective for payroll periods beginning on and after September 19, 2010; and

WHEREAS, the Employer allowed certain employees of BioSphere to commence participation in the Plan effective October 1, 2010 (the “Participating BioSphere Employees”); and

WHEREAS, the Plan requires that an Employee may not participate in the Plan until the date on which he or she completes ninety (90) days of continuous employment within the eligible class of the Employer, as set forth in Article II.B.2 of the Plan; and

WHEREAS, the Employer finds that it is necessary and desirable to amend the Plan to address the participation commencement date of the Participating BioSphere Employees in the Plan; and

WHEREAS, the Employer further finds it necessary and desirable to amend the Plan to allow Participants to borrow from Roth Elective Deferral Accounts and from Non-Qualified Matching Contribution Accounts, in addition to the accounts from which Participants may currently borrow under the provisions of the Plan; and

WHEREAS, the Employer has reserved the right to amend the Plan.

NOW, THEREFORE, the Plan is hereby amended as follows:

1.    Effective as of October 1, 2010, the ninety (90) day service requirement set forth in Article II.B.2 of the Plan is deemed satisfied with regard to those Participating BioSphere Employees who had completed at least ninety (90) days of continuous service with BioSphere through October 1, 2010.

2.    Effective as of January 1, 2011, Article XII.A of the Plan is deleted in its entirety and replaced with the following:

“A. Right to Borrow. A Participant may borrow from his Elective Deferral Account, Transfer Account, Non-Qualified Matching Contribution Account, and Roth Elective Deferral Account an amount not to exceed his Vested Benefit, subject to the approval by the Administrator of the loan. Upon its approval of a loan to a Participant, the Administrator shall direct the Trustee to make the loan to the Participant in the amount and upon the terms approved, with all of the terms of any such loan to be set forth in the Administrator’s directions to the Trustee.”

3.    Except as provided above, the Plan is hereby ratified and confirmed in all respects.

IN WITNESS WHEREOF, the Employer has caused this Third Amendment to the Second Restatement of the Plan to be executed this 26th day of August, 2011.

MERIT MEDICAL SYSTEMS, INC.

By: /s/ Rashelle Perry
Name: Rashelle Perry
Its: Chief Legal Officer

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